EXHIBIT 99.1

Cellectis to Present Clinical Data on Lasme-cel and Eti-cel at EHA 2026 Annual Congress

NEW YORK, May 12, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today announced upcoming presentations on the BALLI-01 and NATHALI-01 clinical trials, at the European Hematology Association (EHA) annual congress, on June 11-14, 2026, in Stockholm, Sweden.

Lasme-cel – Oral Presentation

The abstract reporting the full Phase 1 dataset from the BALLI-01 clinical trial evaluating lasme-cel, a CD22 directed allogeneic CAR-T, in heavily pretreated patients with relapsed or refractory CD22+ B-cell acute lymphoblastic leukemia (r/r B-ALL), has been selected for oral presentation.

These data, which will be presented by Nitin Jain, M.D., Professor of Medicine, Department of Leukemia at MD Anderson Cancer Center in Houston (TX), highlight the promising safety profile and response rates in patients who have relapsed following multiple prior targeted therapies including autologous CD19 CAR-T. They form the basis for the pivotal Phase 2 program which is currently recruiting in Europe and North America.

"We are delighted to present these important data at EHA. The patients in the BALLI-01 trial had largely exhausted treatment options and faced a very poor prognosis. The depth of response we observed offers hope for these patients and demonstrates the potential for lasme-cel to become an effective therapeutic option for those with the highest unmet need. We are pursuing our pivotal Phase 2 program and plan to share the first interim analysis later this year," said Adrian Kilcoyne, M.D., MPH, MBA, Chief Medical Officer at Cellectis.

The BALLI-01 trial is currently recruiting in Pivotal Phase 2 with interim data expected to be disclosed in Q4 2026.

Oral Presentation: Safety and efficacy of UCART22 in heavily pre-treated patients with relapsed or refractory CD22+ B-cell acute lymphoblastic leukemia (B-ALL): results of the Phase 1 BALLI-01 trial

Presenter: Nitin Jain, M.D., Professor of Medicine, Department of Leukemia, University of Texas MD Anderson Cancer Center, Houston (TX)
Session Title: Advances in the treatment of lymphoblastic leukemia
Session Room: K1
Live Session Date and Time: Saturday, June 13 at 5:15 – 6:30pm CET

Eti-cel – Poster Presentation

The abstract from the Phase 1 NATHALI-01 study evaluating eti-cel in patients with relapsed or refractory B-cell non-Hodgkin lymphoma (r/r B-NHL) has been accepted for poster presentation. This preliminary analysis explores the relationship between alemtuzumab exposure, eti-cel cellular expansion, cytokine dynamics, and clinical outcomes, providing early mechanistic insights into the optimization of the lymphodepletion regimen for this best-in-class dual-targeting CD20/CD22 allogeneic CAR T-cell product.

The Phase 1 clinical data of the NATHALI-01 clinical trial are planned to be disclosed in Q4 2026.

Poster Presentation: Alemtuzumab exposure and sustained IL-2 drive UCART20x22 expansion and clinical response in adults with relapsed or refractory B-cell non-Hodgkin lymphoma: NATHALI-01 study

Presenter: Professor Emmanuel Bachy, M.D., Ph.D., Department of Clinical Hematology, Lyon Sud Hospital, Lyon, France.
Session: Poster Session 2
Poster Number: 4758
Session Date and Time: Saturday, June 13 at 6:45 - 7:45pm CET

The abstracts are published on the EHA website. The presentations will be available on Cellectis’ website on June 11, 2026, at 8 am CET.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “become,” “expected,” “ ‘plan,” “planned,” “potential,” or “will” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the potential of the pivotal Phase 2 BALLI-01 trial to be a registrational phase, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentations of data and submissions of regulatory filings the potential benefit of our product candidates and technologies. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these are significant risks that the BALLI-01 Phase 1 data may not be validated by data from later stage of clinical trials and that our product candidate may not receive regulatory approval for commercialization. Particular caution should be exercised when interpreting results from Phase 1 studies and results relating to a small number of patients – such results should not be viewed as predictive of future results. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

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